UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

Amendment No. 1

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 9, 2022 (February 5, 2022)

Frontier Group Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40304	46-3681866
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

4545 Airport Way

Denver, CO 80239

(720) 374-4490

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.001 par value per share	ULCC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Explanatory Note

Frontier Group Holdings, Inc. (“Frontier” or the “Company”) filed a Current Report on Form 8-K on February 7, 2022 (the “Original Report”). This Amendment No. 1 on Form 8-K/A is being filed solely to add Item 5.07 below, which was inadvertently omitted from the Original Report. This Form 8-K/A hereby amends the Original Report and, except as set forth herein, no other amendments to the Original Report are made by this Form 8-K/A.

Item 5.07	Submission of Matters to a Vote of Security Holders.

The disclosure under Item 1.01 of the Original Report with respect to the written consent of Indigo Frontier Holdings Company, LLC, a stockholder of Frontier holding an aggregate of 178,834,034 shares of Voting Common Stock of Frontier, par value $0.001 per share (“Frontier Common Stock”), which constitutes approximately 82.4% of the voting power of the outstanding shares of Frontier Common Stock, approving the issuance of shares of Frontier Common Stock, pursuant to the Agreement and Plan of Merger, by and among Frontier, Top Gun Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Frontier, and Spirit Airlines, Inc., a Delaware corporation, is hereby incorporated by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FRONTIER GROUP HOLDINGS, INC.

Date: February 9, 2022	By:	/s/ Howard M. Diamond
Howard M. Diamond
General Counsel and Secretary